                            ASSIGNMENT OF MARKETING RIGHT

THIS Assignment of Marketing Right (The Agreement), is made and entered into as of the 6th day of July 1998, by and between Pentagenic Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Nevada (Pentagenic), and Fuzhou 851 Marketing Company, Inc., a corporation organized and existing under the laws of People's Republic of China (851 Company).

PREAMBLE

As supplement to the MANUFACTURING PLANT PURCHASE AGREEMENT signed between Pentagenic and 851 Company, on July 6, 1998, Pentagenic desires to receive from 851 Company, and 851 Company desires to assign to Pentagenic the worldwide (People's Republic of China excluded) exclusive marketing right of 851 Company's products.

ACCORDINGLY, THE PARTIES AGREE AS FOLLOWS:

1.   Territory:
     The territory for the assignment of exclusive Marketing Right is worldwide excluding People's Republic of China.

2.   Products :
     The products included in this agreement:
     (a) 851 Oral Liquid and Powder product (Capsules and Tablets): including but no limited to, private labeled "Haelan 951" for Haelan Products, Inc. of Washington, USA, private labeled "Econogenic 851" for Econogenic Inc. of California, USA.

     (b)  Private Labeled Products for BESO Pharmaceutics, Inc. of California,
          USA: FeminAid, Skin Angel, Memomax, Lean Figure, and Intamate
          Energizer

3.   Exclusive
     Pentagenic will enjoy the Marketing Right exclusively with full authority to assign the Marketing Right of all of part of the Products to any third party in Territory.

4.   Rights to 851 Marketing Company:
     851 Company will have marketing right in China for 10 years (from July 6, 1998) to any and all products manufacturing by the Manufacturing Plant, including but not limited to, all the products listed in Products and any Rexall Sundown product produced or packaged by the Manufacturing Plant. 851 Company have right to distribute all the products mentioned above through its established distributor network or assign part of the marketing right to any third party in China for the purpose of distributing the products.

5.   Termination

     851 Company is to maintain the Right in Section 4 for 10 years, except:
     (a) In the event 851 Company cease to exist as a lawful cooperation for any reasons, all the Right in Section 4 will automatically return to Pentagenic.


Assignment Agreement              Page 1 of 2

     Pentagenic is to maintain the Marketing Right permanently, except:
     (a) In the event Pentagenic cease to exist as a lawful cooperation for any reasons, all the Marketing Right remain in Pentagenic will automatically return to 851 Company. 851 Company will automatically assume the rights and ownership defined in all agreements of assignment of Marketing Right to third Parties between Pentagenic and involved third parties.
     (b) With mutual written agreement, Pentagenic can return all of part of the Marketing Right to 851 Company.


IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their authorized officers on the date stated above.


 Pentagenic Pharmaceuticals, Inc.    Fuzhou 851 Marketing Company, Inc.


 BY:                                 BY:
     ---------------------------         ------------------------------
 Name: Dejian Liu                    Name: Ling Zhou
 Title:  Vice President              Title:  President




Assignment Agreement              Page 2 of 2